

July 20, 2012

Gerald F. Sullivan
Chief Financial Officer
Sibling Entertainment Group Holdings, Inc.
1201 Peachtree St. NE
Bldg 400 Ste 200
Atlanta, GA 30361

> **Re: Sibling Entertainment Group Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 000-28311**
>
> **Form 10-K/A for the year ended December 31, 2011**
> **Filed July 20, 2012**
> **File No. 000-28311**

Dear Mr. Sullivan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief